Preliminary Pricing Supplement (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated February 3, 2014

$[—] Buffered Digital Plus Notes due February 28, 2019 Linked to the Performance of the Dow Jones Industrial AverageSM Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	February 25, 2014

Issue Date:	February 28, 2014

Final Valuation Date:	February 25, 2019*

Maturity Date:	February 28, 2019**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Dow Jones Industrial AverageSM (the “Index”) (Bloomberg ticker symbol “INDU <Index>”)

Digital Percentage:	[9.00% to 12.00%]*** *** The actual Digital Percentage will be determined on the Initial Valuation and will not be less than 9.00%.

Buffer Percentage:	20.00%

Payment at Maturity:

If you hold your Notes to maturity, you will receive (in each case, subject to our credit risk):

•       If the Index Return is equal to or greater than the Digital Percentage, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

•       If the Index Return is equal to or greater than 0.00% and less than the Digital Percentage, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Digital Percentage]

•       If the Index Return is less than 0.00% and equal to or greater than -20.00%, you will receive a cash payment of $1,000 per $1,000 principal amount Note; and

•       If the Index Return is less than -20.00%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Percentage)]

If the Index declines by more than 20% from the Initial Level to the Final Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20%. You may lose up to 80% of your principal. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	3.50%	96.50%
Total	$[—]	$[—]	$[—]	$[—]

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 3.50% of the principal amount of the Notes, or $35.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives per Note, assuming the maximum per Note agent’s commission of 3.50%. Dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions or fees or commissions. In such circumstances, Barclays Capital Inc. will also forgo some or all commissions paid to it by the Issuer. As such, the public offering price for investors purchasing the Notes in fee-based advisory accounts may be as low as $965.00 per Note.
†	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $900.00 and $936.20 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of this preliminary pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-7 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Terms of the Notes, Continued

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:

Final Level – Initial Level Initial Level

Initial Level:	[—], the Index Closing Level on the Initial Valuation Date.

Final Level:	The Index Closing Level on the Final Valuation Date.

Index Closing Level:	For any valuation date, the closing level of the Index published at the regular weekday close of trading on that valuation date as displayed on Bloomberg Professional® service page “INDU <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-98 of the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741T5M5 and US06741T5M52

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement and “Selected Purchase Considerations—Market Disruption Events and Adjustments” below.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement and “Selected Purchase Considerations—Market Disruption Events and Adjustments” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

PPS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PPS–3

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the “Initial Valuation Date” based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-7 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS–4

HYPOTHETICAL EXAMPLES OF PAYMENTS AT MATURITY

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

•	Hypothetical Initial Level: 15,848.61

•	Buffer Percentage: 20.00%

•	Digital Percentage: 9.00%

Final Level	Index Return	Payment at Maturity*	Total Return on Notes
25,357.78	60.00%	$1,600.00	60.00%
23,772.92	50.00%	$1,500.00	50.00%
22,188.05	40.00%	$1,400.00	40.00%
20,603.19	30.00%	$1,300.00	30.00%
19,018.33	20.00%	$1,200.00	20.00%
17,433.47	10.00%	$1,100.00	10.00%
16,641.04	5.00%	$1,090.00	9.00%
15,848.61	0.00%	$1,090.00	9.00%
15,056.18	-5.00%	$1,000.00	0.00%
14,263.75	-10.00%	$1,000.00	0.00%
13,471.32	-15.00%	$1,000.00	0.00%
12,678.89	-20.00%	$1,000.00	0.00%
11,094.03	-30.00%	$900.00	-10.00%
9,509.17	-40.00%	$800.00	-20.00%
7,924.31	-50.00%	$700.00	-30.00%
6,339.44	-60.00%	$600.00	-40.00%
4,754.58	-70.00%	$500.00	-50.00%
3,169.72	-80.00%	$400.00	-60.00%
1,584.86	-90.00%	$300.00	-70.00%
0.00	-100.00%	$200.00	-80.00%

*	per $1,000 principal amount Note

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 15,848.61 to a Final Level of 16,1641.04.

Because the Index Return not less than 0.00% but is less than the Digital Percentage, the investor receives a payment at maturity of $1,090.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Digital Percentage]

$1,000 + [$1,000 × 9.00%] = $1,090.00

The total return on the investment of the Notes is 9.00%.

Example 2: The level of the Index increases from an Initial Level of 15,848.61 to a Final Level of 20,603.19.

Because the Index Return is greater than the Digital Percentage, the investor receives a payment at maturity of $1,300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 30.00%] = $1,300.00

The total return on the investment of the Notes is 30.00%.

PPS–5

Example 3: The level of the Index decreases from an Initial Level of 15,848.61 to a Final Level of 13,471.32.

Because the Index Return is negative but is not less than -20.00%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 4: The level of the Index decreases from an Initial Level of 15,848.61 to a Final Level of 9,509.17.

Because the Index Return is less than -20.00%, the investor will receive a payment at maturity of $800.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Percentage)]

$1,000 + [$1,000 × (-40.00% + 20.00%)] = $800.00

The total return on the investment of the Notes is -20.00%.

SELECTED PURCHASE CONSIDERATIONS

•	Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date. In such a case, the Maturity Date will be postponed by the same number of Business Days from but excluding the originally scheduled Final Valuation Date to and including the originally scheduled Maturity Date.

•	Exposure to U.S. Equities of the Dow Jones Industrial AverageSM—The amount payable at maturity of the Notes is linked to the performance of the Index. The Index is a price-weighted index comprised of 30 common stocks. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—Dow Jones Industrial AverageSM” in the accompanying index supplement.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, except as described under “Non-U.S. Holders” below, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled derivative contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

PPS–6

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders. The following replaces the discussion of Section 871(m) in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” Pursuant to regulations proposed by the Internal Revenue Service and the Treasury Department under Section 871(m) of the Internal Revenue Code, payments on financial instruments (such as the Notes) that reference underlying securities that are equity interests in U.S. corporations could be treated, in whole or in part depending on the circumstances, as dividend equivalents that are subject to tax at a rate of 30% (or a lower rate under the dividend provision of an applicable treaty), which would be satisfied by withholding. This withholding may be required even in the absence of any dividend-linked payments pursuant to the instrument. This withholding tax would only apply with respect to payments made on or after the later of January 1, 2016 and the date these regulations are published in final form. In addition, this withholding tax would only apply to instruments acquired on or after March 5, 2014, and therefore such tax would not apply to initial purchasers of Notes. The proposed regulations would exempt from this withholding financial instruments that reference certain “qualified indices.” Although the matter is not entirely clear, it is likely that the Index would be treated as a qualified index for these purposes, in which case payments on your Notes would not be subject to withholding tax under Section 871(m) of the Internal Revenue Code. However, the application of the proposed regulations to the Index is not entirely clear, and it is possible that the regulations, when finalized, will provide for the application of Section 871(m) of the Internal Revenue Code to instruments (such as your Notes) that reference the Index. If you purchase the Notes on or after March 5, 2014, you should consult your tax advisor concerning the potential application of these regulations to any payments you receive with respect to your Notes.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or the components of the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Buffer Percentage. If the Index Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Level of the Index declines from its Initial Level. If the Final Level declines by more than 20.00% from the Initial Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20.00%. You may lose up to 80.00% of the principal amount of your Notes.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

PPS–7

•	The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level of the Index on the Final Valuation Date as Compared to the Initial Level of the Index on the Initial Valuation Date—The Final Level of the Index and the Index Return will be based solely on the Index Closing Level on the Final Valuation Date. Therefore, if the Index Closing Level drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the level of the Index prior to such drop.

•	No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive any periodical interest payments under the Notes, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the Index would have.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes.—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•

We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make

PPS–8

markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes. In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index and securities comprising the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS–9

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 1, 2008 through January 30, 2014. The Index Closing Level on January 30, 2014 was 15,848.61.

We obtained the Index closing levels below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS–10